UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exchange of Tranche A Exchange Notes

As previously announced through a current report on Form 6-K filed by the Company with the Securities and Exchange Commission on June 21, 2024 (the “June 6-K”), on June 20, 2024, the Company issued (x) Tranche A Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Exchange Notes”) and (y) Tranche B Note Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Exchange Notes,” and together with the Tranche A Exchange Notes, the “Exchange Notes”), pursuant to an indenture (the “Exchange Notes Indenture”), dated as of June 20, 2024, among the Company, the guarantors party thereto (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited, as the collateral trustee (the “Collateral Trustee”) and, solely with respect to the Philippine collateral, RCBC Trust Corporation as supplemental collateral trustee.

The Exchange Notes Indenture provides, among other things, that upon and following the receipt (or waiver) of certain regulatory approvals relating to the Forward Purchase Investment (as defined in the Exchange Notes Indenture) set forth in the Exchange Notes Indenture (the “Exchange Triggering Event”), the Company has the right, at its election at any time until the fifth scheduled trading day immediately preceding the maturity date of the Exchange Notes, to exchange all of the then-outstanding Tranche A Exchange Notes into the Company’s Ordinary Shares at the Tranche A Exchange Notes Conversion Price (the “Exchange”).

The Exchange Triggering Event occurred on August 28, 2024, and the Company has given notice in accordance with the Exchange Notes Indenture that all outstanding Tranche A Exchange Notes will be exchanged on September 9, 2024 (the “Exchange Date”) for the Exchange Consideration (as described below).

Pursuant to Section 4.04(E) of the Exchange Notes Indenture, the Company also provides the following information relating to the Exchange:

(A)	The aggregate principal amount of the Tranche A Exchange Notes which are being called for the Exchange equals US$2,734,000;

(B)	The Exchange Date is September 9, 2024;

(C)	The Exchange Consideration per US$1,000 principal amount of Tranche A Exchange Notes for the Exchange equals 2,822.2288 Ordinary Shares, provided that as the number of Ordinary Shares deliverable as Exchange Consideration is not a whole number, then such number will be rounded down to the nearest whole number and the Company will deliver cash in lieu of the related fractional share on the Exchange Date in an amount equal to (i) such fraction and (ii) the Daily VWAP on the Exchange Date;

(D)	The name and address of the Paying Agent and the Conversion Agent are as follows:

Deutsche Bank Trust Company Americas

1 Columbus Circle, 17th Floor

Mail Stop:NYC01-1710

New York, NY 10019

Facsimile: (732) 578-4635

Attention: Corporates Team, Maxeon Solar Technologies Ltd. AA6573

(as Conversion Agent and Paying Agent);

(E)	The Tranche A Exchange Notes may be converted at any time before the Close of Business on the second (2nd) Business Day immediately before the Exchange Date, being September 5, 2024 (or, if the Company fails to pay the Exchange Consideration due on such Exchange Date in full, at any time until such time as the Company pays such Exchange Consideration in full);

(F)	The number of outstanding Ordinary Shares of the Company as of the date hereof equals 577,831,613 Ordinary Shares;

(G)	The Settlement Method that will apply to all conversions of Tranche A Exchange Notes with a Conversion Date that occurs on or after the Exchange Notice Date and on or before the second (2nd) Business Day before the Exchange Date, being September 5, 2024, is Physical Settlement;

(H)	The CUSIP number for the Tranche A Exchange Notes is 57779B AD6, and the ISIN number for the Tranche A Exchange Notes is US57779BAD64;

(I)	The contact information for the Transfer Agent is as follows:

Deutsche Bank Trust Company Americas

Carol Ng

Vice President

Phone Number: 212-250-9756

Email: carol.ng@db.com; and

(J)	The contact information for the Company’s counsel is as follows:

White & Case

Jessica Zhou

Phone Number: +852 28228725

Email: jessica.zhou@whitecase.com.

All terms used and not defined in the preceding paragraphs have the meanings given to them under the Exchange Notes Indenture, which is attached to the June 6-K as an exhibit and incorporated herein by reference.

Adjustment of Conversion Rate

As previously announced through the June 6-K, on June 20, 2024, the Company entered into (i) a supplemental indenture (the “Supplemental Indenture”) to the indenture dated as of August 17, 2022, as amended and/or supplemented from time to time prior to the date hereof (the “Amended 1L Notes Indenture”), among the Company, the Guarantors, the Trustee and the Collateral Trustee, relating to the Company’s Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the “Amended 1L Notes”); and (ii) an indenture (the “New 1L Notes Indenture”), dated as of June 20, 2024, among the Company, the Guarantors, the Trustee, the Collateral Trustee and, solely with respect to the Philippine collateral, RCBC Trust Corporation as supplemental collateral trustee, relating to the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”).

Each of the Amended 1L Notes Indenture, New 1L Notes Indenture and Exchange Notes Indenture provides that in the event that the FPA VWAP is less than the Initial Pricing VWAP, the Conversion Rate of the Amended 1L Notes, the New 1L Notes and the Tranche B Exchange Notes, as applicable, will be adjusted to a number of Ordinary Shares equal to (i) one thousand dollars ($1,000) divided by (ii) the FPA VWAP.

The Company determined that as of August 28, 2024, the date when the FPA VWAP became determinable and was determined by the Company, the FPA VWAP was $0.1608, which was less than the Initial Pricing VWAP under each of the Amended 1L Notes Indenture, New 1L Notes Indenture and Exchange Notes Indenture, and as such, effective as of the Open of Business on August 30, 2024, the Conversion Rate of each of the Amended 1L Notes, the New 1L Notes and the Tranche B Exchange Notes will be adjusted to 6,218.9055 Ordinary Shares.

All terms used and not defined in the preceding paragraphs have the meanings given to them under the Amended 1L Notes Indenture, the New 1L Notes Indenture and the Exchange Notes Indenture, as applicable, which are attached to the June 6-K as exhibits and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Issuance. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: August 29, 2024	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer

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